

Mail Stop 4561

May 17, 2017

Shane Ludington
Chief Executive Officer
Freight Solution, Inc.
8506 Strong Avenue
Orangevale, CA 95662

> **Re: Freight Solution, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 1, 2017**
> **File No. 333-216960**

Dear Mr. Ludington:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 19, 2017 letter.

General

1.   We note your response to prior comment 2; however, we are unable to concur with your conclusion. The definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the scope of its business operations and assets. In this regard, we note that you have minimal operations and no revenue, and assets consisting of cash and nominal assets. As such we believe that you fall within the definition of a shell company under Rule 405. As previously requested, please disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of your shell company status.

2.   While we note the revised disclosures in response to prior comment 1, the purpose of the escrow is still unclear. We also note that the escrow agreement filed as Exhibit 99.3 indicates that all subscription funds will be held in a noninterest-bearing account pending the completion of the offering, whereas the prospectus indicates that the funds will be held in the escrow account pending approval and acceptance of the subscription agreement by the company. Please advise.

Prospectus Summary, page 5

3.   Please revise to disclose the name of the smart-app development firm and summarize the material terms of your agreement with this firm.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Blair Krueger, Esq.
        Krueger LLP